Rachel Proffitt

+1 415 693 2031

rproffitt@cooley.com

July 27, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Mcphee Jennifer Monick Janice Adeloye James Lopez

Re:	TPB Acquisition Corp. I Amendment No. 5 to Registration Statement on Form S-1

Filed July 8, 2021
File No. 333-253325

Ladies and Gentlemen:

On behalf of TPB Acquisition Corp. I (the “Company”), we are submitting this response letter in response to the comment letter, dated July 19, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission on July 8, 2021. We are also electronically filing an amendment to the Registration Statement (“Amendment No. 6”), which reflects changes in response to the Staff’s comments, as well as other updates.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in Amendment No. 6. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 6.

Amendment No. 5 to Form S-1 filed July 8, 2021

Our Forward Purchase Agreements, page 5

1.	We note your revised disclosure, including references to “forward transferees,” “fully subscribing additional forward purchasers” and incentives involving Series B ordinary shares for fully subscribing entities. Please revise here and Certain Relationships and Related Party Transactions to identify the anchor investors and “additional forward purchasers” and quantify the potential share ownership of the sponsor and various forward purchase agreement entities. Please also revise risk factors and where appropriate to address the potential reduction in your public float and provide a representation that the sponsor and anchor investors will acquire the shares with the investment intent to hold the shares.

U.S. Securities and Exchange Commission

July 27, 2021

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 6, 7, 41, 42, 83, 84, 95, 96, 134, 135, 138, 139, 154 and 155 of the Registration Statement to describe the anchor investors, quantify the potential share ownership by the sponsor and anchor investors resulting from the sponsor forward purchase agreement and the additional forward purchase agreements, respectively, indicate that the sponsor and additional forward purchasers may ultimately own a substantial portion of any combined company resulting from the Company’s initial business combination as a result of such forward purchase agreements and provide disclosure regarding the sponsor’s and the additional forward purchasers’ investment intent to hold the forward purchase securities.

2.	In this regard, we note the second risk factor on page 40. Please revise the cover page and where appropriate to address the extent to which the sponsor may acquire a significantly higher percentage than the “20% of the then issued and outstanding ordinary shares” presented elsewhere.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 6, 20, 41-42, 52, 84, 96, 135, 138, 139 and 155 of the Registration Statement to indicate that the sponsor could acquire significantly greater than 20% of the Company’s issued and outstanding ordinary shares at the time of the initial business combination pursuant to the sponsor forward purchase agreement.

3.	With respect to the sponsor’s agreement to transfer a range of Class B ordinary shares to “fully subscribing anchor investors,” please advise us of the intended timing of the various funding agreements in connection with the initial business combination and clarify the rights and obligations of the parties. For example, do anchor investors have different levels of “funding commitments”? What material consequences may result if entities do not subscribe for all or any such commitments before an initial business combination? Are the anchor investors expected and or contractually entitled to partake in negotiations with the target?

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 5-7, 18-20, 40-42, 83, 84, 95, 96, 134, 135, 138, 139, 154 and 155 of the Registration Statement to provide more clarity regarding the timing of the various funding agreements and the rights and obligations of the parties, including the basis for the level of funding commitments and the consequences if entities do not subscribe for their commitments and whether anchor investors are contractually entitled to partake in negotiations with the target.

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U.S. Securities and Exchange Commission

July 27, 2021

Page Three

Please contact me at (415) 693-2031 or Peter Byrne at (212) 479-6778 at with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel Proffitt
Rachel Proffitt
Cooley LLP

cc:	David Friedberg, TPB Acquisition Corp. I Peter Byrne, Cooley LLP

J. Peyton Worley, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP